Exhibit 99.2

Notice of Meeting and
Management Information Circular

For the Annual General Meeting of Shareholders of
Americas Gold and Silver Corporation
To be held on June 20, 2023

May 11, 2023

   www.americas-gold.com

Dear fellow shareholders,

I would like to thank our stakeholders for their ongoing support and I expect all of us to benefit as we continue to demonstrate the significant potential of our portfolio of assets.

The Company had a strong finish to 2022 that resulted in silver equivalent production exceeding the upper end of our guidance range.  I am confident that the Company will continue its strong production trajectory going forward in 2023.

The Company’s 2023 guidance and 2024 production outlook is expected to continue to deliver solid organic production increases and substantial silver optionality to our stakeholders over the next several years.  The Galena Hoist project is nearing completion and is expected before H2-2023 while the Cosalá Operations are actively mining the higher-grade silver zones, both of which are expected to boost attributable silver production by over 80% in 2023.

The Cosalá Operations had a successful year in fiscal 2022 as production increased significantly following the resolution of the illegal blockade.  The operations reopened in September 2021 with commercial production re-established in December 2021.  The Cosalá Operations produced approximately 636,000 ounces of silver, 39.3 million pounds of zinc and 15.3 million pounds of lead in 2022.  The Los Braceros processing plant treated 585,270 tonnes.  Cash costs and all-in sustaining costs were negative $19.03 per silver ounce and negative $11.26 per silver ounce, respectively, benefitting from strong zinc and lead production and base metal prices.

In 2022, the Company chose to prioritize mining higher grade zinc and lead areas of the Main Zone at the Cosalá Operations to maximize revenue given the prevailing prices for both zinc and lead versus silver.  During Q4-2022, production from the Cosalá Operations shifted to mining more tonnage from the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone.  As a result of mining these higher-grade silver zones, silver production from the Cosalá Operations is expected to increase by over 100% in 2023 compared with 2022.

Galena’s Recapitalization Plan is proceeding well with the Galena Complex 2022 attributable silver production increasing to 672,000 ounces or 11% higher year-over-year compared to 2021.  Lead production for the year was within expectations while silver production was slightly below the lower end of the guidance range due to the weaker than expected production in late Q3-2022 due to poor quality cemented backfill which required remedial work on the effected stopes.  Silver production in December 2022 was the highest of any month during the calendar year as the operation began accessing higher grade silver stopes including a new area on the 3700 Level.

In addition to the expected increase in silver production in 2023 from the Cosalá Operations, the Galena Complex is expected to add operational flexibility once the Galena Hoist becomes fully operational.  The completion of the Galena Hoist is expected to support plans to significantly increase production at the Galena Complex moving forward with an approximate 60% increase in silver production expected in 2023 versus 2022.  Cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to improve given that most of the operating costs are fixed and are expected to decrease on a per silver ounce basis.

The Company was successful in converting mineral resources to mineral reserves and increased confidence categories of mineral resources as part of the continued drilling at the Galena Complex.  The conversion of mineral resources to mineral reserves greatly supports our goal to increase annual production at the Galena Complex.  While we focused on infill drilling, the Company was successful in continuing to add ounces and increase the overall mineral resource at the Galena Complex. The Company’s most recent mineral resource update, which was released in September 2022, increased proven and probable silver mineral reserves at the Galena Complex by 26% from 16.6 million silver ounces to 20.9 million silver ounces year-over-year on a 100% basis. Measured and indicated silver mineral resources increased by 20% from 64.2 million silver ounces to 77.3 million silver ounces year-over-year on a 100% basis. Inferred silver mineral resources decreased by 3% from 106.5 million silver ounces to 103.0 million silver ounces year-over-year on a 100% basis mainly due to conversion to mineral reserves and higher confidence mineral resources.1

The Company continues to actively explore at the Galena Complex and is very encouraged by the drill results from the 4600 Level and 4900 Level. The 4600 Level results could add and expand near-term mining areas in the 360 Complex while the deeper drilling from the 4900 Level could add new mining zones that are not included in our current mineral reserve or mineral resource.

The Company has recently focused its exploration efforts on expanding the mineral resources at the Galena Complex with limited exploration dedicated to the Cosalá Complex, partly due to the extended illegal blockade that impacted the operation in 2020 and 2021.  The Company recently reinterpreted historic geophysical information at the Cosalá Complex and, after incorporating new data from an IP survey, has identified seven major IP/Mag anomaly trends on property near San Rafael and EC120.  An exploration drill program is planned to test this area in the later half of 2023.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors and our corporate governance practices including executive compensation. It also contains information about the core values and philosophies that are ingrained in our corporate culture.

I welcome you to vote your shares on all items that come before the meeting. Your vote is important, and I encourage you to exercise your right in the manner that suits you best. This process is facilitated by enabling you to vote by proxy on the internet, by phone, or by mail.  We respectfully ask that you vote as early as possible.

Thank you for your continued support.

 Sincerely,

“Darren Blasutti”

Darren Blasutti, President and CEO

1 Technical Information and Qualified Persons
The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43‐101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43‐101 – Standards of Disclosure for Mineral Projects (“NI 43‐101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43‐101 may not qualify as such under SEC standards. Accordingly, information contained in this letter may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AMERICAS GOLD AND SILVER CORPORATION (the “Company”)
TO BE HELD ON June 20, 2023

Meeting Date, Location and Purpose

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. EDT on Tuesday June 20, 2023 in Conference Rooms C&D at the Ontario Bar Association, 20 Toronto Street, Suite 200, Toronto, ON  M5C 2B8.

For security purposes, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder’s or duly appointed proxy holder’s status – for the purpose of attending the Meeting in person – as safely, efficiently, and easily as possible given building access restrictions, the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Heidi Koch by email at hkoch@americas-gold.com.com by 5pm EDT on Thursday June 16, 2023. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 20, 2023, which audio-cast can be accessed by conference call at 1-800-582-4920 for Canada and U.S. or 1-416-981-9016 for international callers. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the conference call.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2022 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”). Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials (as defined in the Circular) can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov; or on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR, by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 9, 2023.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 11, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

Director Nominees

Name	Age	Independent	Director Since	2022 Committees	2022 Board attendance	No. of other public boards
DARREN BLASUTTI President and Chief Executive Officer	54		2011(1)		100%	1
CHRISTINE CARSON(4) Director	51	•	2022	–	100%	–
ALEX DAVIDSON Board Chair and Director	71	•	2011(1)	CCG, S&T	90%	3
ALAN R. EDWARDS Director	65	•	2011(1)	S&T (Chair)	100%	2
BRADLEY R. KIPP Director	59	•	2014	AC (Chair)	100%	1
GORDON E. PRIDHAM Director	68	•	2008(3)	AC, CCG	100%	-
MANUEL RIVERA Director	50	•	2017	S&T	100%	–
LORIE WAISBERG Director	82	•	2011(1)	AC, CCG (Chair)	100%	1

(1) Previously Director of U.S. Silver & Gold since 2012 and RX Gold since 2011.	AC = Audit Committee of the Company.
CCG = Compensation and Corporate Governance Committee of the Company.
(2) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2011.	S&T = Sustainability and Technical Committee of the Company.

(3) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008.

(4) Joined the Board in May 2022, attended all meetings in 2022 since joining.

Director Nominee Qualifications and Experience

The Company’s Board is comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board reflect the diverse nature of the business environment in which Americas Gold and Silver Corporation operates.
	Board Experience	Executive Experience	Industry Knowledge	Exploration, Development, Mining	Corporate Social Responsibility	Legal/Litigation	Financial Expertise/Literacy	Capital Markets	Corporate Governance
DARREN BLASUTTI	◾	◾	◾	◾		◾	◾	◾	◾
CHRISTINE CARSON		◾			◾			◾	◾
ALEX DAVIDSON	◾	◾	◾	◾	◾		◾	◾	◾
ALAN R. EDWARDS	◾	◾	◾	◾	◾		◾		◾
BRADLEY R. KIPP	◾	◾	◾	◾	◾		◾	◾	◾
GORDON E. PRIDHAM	◾	◾	◾		◾		◾	◾	◾
MANUEL RIVERA		◾			◾	◾	◾		◾
LORIE WAISBERG	◾	◾	◾		◾	◾	◾	◾	◾
Total	6	8	6	4	7	3	7	6	8

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

TABLE OF CONTENTS

SOLICITATION OF PROXIES	10	Meetings of Independent Directors	56
Notice-and-Access	11	Board Mandate	56
Appointment of Proxies	11	Position Descriptions	56
Voting by Registered Shareholders	12	Other Company Directorships	57
Voting by Non-Registered Shareholders	13	Orientation and Continuing Education	57
Voting Shares and Principal Holders Thereof	14	Nomination of Directors	58
BUSINESS OF THE MEETING	16	Risk Management	59
Item 1 – Presentation of Audited Financial Statements	16	Ethical Business Conduct	60
Item 2 – Election of Directors	16	Shareholder Engagement	60
Item 3 – Appointment of Auditor	27	Whistleblower Policy	60
STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION	29	Corporate Disclosure and Securities Trading Policy	61
Compensation Discussion and Analysis	29	Board Committees	61
Director Compensation	48	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	62
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	53	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	62
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	53	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	62
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	54	ADDITIONAL INFORMATION	62
Board of Directors and Independence from Management	54	BOARD APPROVAL	64
Performance Assessment	55	FORWARD-LOOKING STATEMENTS	65
Meetings of the Board and Committees of the Board	55	SCHEDULE “A”	67

MANAGEMENT INFORMATION CIRCULAR

In this Circular all information provided is current as of May 5, 2023, unless otherwise indicated.

In this Circular, unless otherwise specified or the context otherwise requires, all references to $ are to U.S. dollars and all references to “CDN $” are to Canadian dollars.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF AMERICAS GOLD AND SILVER CORPORATION (“AMERICAS GOLD” OR THE “COMPANY”), OF PROXIES TO BE USED AT THE COMPANY’S ANNUAL GENERAL MEETING (THE “MEETING”) OF THE HOLDERS (THE “SHAREHOLDERS”) OF COMMON SHARES (“COMMON SHARES”) OF THE COMPANY TO BE HELD AT A TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT THEREOF.

The Company will be hosting the Meeting in Conference Rooms C&D at the Ontario Bar Association, 20 Toronto Street, Suite 200, Toronto, ON  M5C 2B8.

For security purposes, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder’s or duly appointed proxy holder’s status – for the purpose of attending the Meeting in person – as safely, efficiently, and easily as possible given building access restrictions, the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Heidi Koch by email at hkoch@americas-gold.com.com by 5pm EDT on Thursday June 16, 2023.  The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 20, 2023, which audio-cast can be accessed by conference call at 1-800-582-4920 for Canada and U.S. or 1-416-981-9016 for international callers.  Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting.  This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the conference call.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is May 5, 2023 (the “Record Date”). The Record Date is the date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. EDT on June 16, 2023, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

   Notice-and-Access

The Company has elected to use Notice-and-Access Provisions provided for under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its Shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to Shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of Shareholders online. The Company believes that the use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company.

In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ending December 31, 2022 and accompanying Management’s Discussion and Analysis (together and with any other required documentation to be provided to Shareholders in connection with the Meeting, the “Meeting Materials”) electronically on a website that is not the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Company must send a notice to Shareholders, including non-registered Shareholders, indicating that the Meeting Materials have been posted and explaining how a Shareholder can access them or obtain, from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/ and under the Company’s SEDAR profile at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Although the Company has elected to use the Notice-and-Access Provisions, both registered Shareholders and non-registered Shareholders (beneficial holders) will receive a package that will include either a form of proxy (“Form of Proxy”) (in the case of registered Shareholders) or a Voting Instruction Form (in the case of non-registered Shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a Shareholder holds their Common Shares through one or more intermediary (“Intermediary”), or if a Shareholder is both a registered Shareholder and a non-registered Shareholder or beneficial Shareholder.

Should a Shareholder receive multiple packages, a Shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Appointment of Proxies

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY.  EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and Form of Proxy or Voting Instruction Form.

The Company will deliver copies of the applicable proxy-related Meeting Materials directly to registered and non-objecting beneficial Shareholders, through the services of its registrar and transfer agent, Computershare Investor Services Inc.

Any Shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by telephone at 1-866-964-0492 (toll free from Canada and U.S.) or 1-514-982-7555 (International).  In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or Voting Instruction Form prior to the deadline to receive proxies, it is strongly suggested that a Shareholder ensure their request is received no later than June 9, 2023.

All Shareholders may call the toll-free number for Computershare Investor Services Inc. listed above in order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

A registered Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Form of Proxy. If the Shareholder submitting the Form of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the Form of Proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Voting Common Shares by Proxy

Registered shareholders at the close of business on May 5, 2023 may vote their proxies as follows:

Online:
Go to the website indicated on the Form of Proxy and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete and submit your Voting Instruction Form and submit your vote.

By Mail:
Complete the Form of Proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the Form of Proxy. Complete your voting instructions and date, sign and return the proxy.

Deadline for Receipt of Proxies

All duly completed and executed Forms of Proxy must be received, via mail or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Form of Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Company’s management team (“Management”) knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non- registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered Shareholder are registered either:

i.
in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares of the Company (intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the Form of Proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered Shareholders to the clearing agencies and intermediaries for distribution to non-registered Shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered Shareholders unless a non-registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will either:

i.
be given a Voting Instruction Form which is not signed by the intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii.
be given a Form of Proxy which has already been signed by the intermediary (typically by a stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed by the intermediary. Because the intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the non-registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered Shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered Shareholders and their proxies may attend and vote at the Meeting, if a non-registered Shareholder attends the Meeting the Company will have no record of the non-registered Shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered Shareholder’s nominee has appointed the non-registered Shareholder as proxyholder. Therefore, a non-registered Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder) should strike out the names of the persons listed and insert the non-registered Shareholder’s or such other person’s name in the blank space provided. In either case, non-registered Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder who has submitted a proxy may revoke it by contacting the intermediary through which the non-registered Shareholder’s Common Shares are held and following the instructions of the intermediary respecting the revocation of proxies.

In all cases it is important that the Voting Instruction Form or Form of Proxy be received by the intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 211,428,158 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered Shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered Shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

***

BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2022, together with the auditors’ report thereon, have been made available or mailed to any registered and beneficial shareholders that have duly requested them and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Company’s registered office at Suite 2870, 145 King Street West, Toronto, Ontario M5H 1J8, by visiting the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/, or by going to the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Item 2 – Election of Directors

There are currently eight (8) directors on the Board each of whom is nominated for election at the Meeting. Under the by-laws of the Company, directors of the Company are elected annually.  Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the by-laws.

In the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”).

Amendments to the Canada Business Corporations Act (“CBCA”), which came into force on August 31, 2022, establish a majority voting requirement for directors. Specifically, the CBCA now requires that, for elections at which there is only one candidate nominated for each position available on the Board, shareholders vote “for” or “against” individual directors (rather than “for” or “withhold”) and each candidate is elected only if they receive a majority of votes cast in their favour. The CBCA provides that if an incumbent director is not elected in those circumstances, the director may continue in office until the earlier of (i) the 90th day after the day of the election, and (ii) the day on which their successor is appointed or elected.

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). Under the Majority Voting Policy, the Form of Proxy enables each Shareholder to vote for, or against their shares from voting on, the election of each Nominee separately. If votes “for” the election of a Nominee are fewer than the votes “against”, the Nominee is required to tender his or her resignation promptly after the meeting of Shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the CCG Committee is expected to accept and recommend acceptance of the resignation by the Board. The CCG Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Such a determination by the Board shall be made, on the CCG Committee’s recommendation, and announced by press release, within ninety (90) days after the applicable Shareholders’ meeting. Absent exceptional circumstances, the Board is expected to accept the resignation. Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the TSX. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

The Board is considering whether the new CBCA requirements, which apply to the Company, made the Company’s majority voting policy redundant and, therefore, whether to repeal the policy.

All of the Nominees presently serve as directors of the Company and have served since the dates set forth in the tables below.

Management does not contemplate that any of the Nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies to be voted in favour of such Nominee(s) may be voted by the person(s) designated by Management in the enclosed Form of Proxy, in their discretion, in favour of another nominee.

The following tables contain brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee or the person’s associates or affiliates as at May 5, 2023. The statement as to the Common Shares, stock options and other securities beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee.  The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

***

DARREN BLASUTTI
Director Ontario, Canada
Age: 54	Status: Non-Independent	Director since: July 6, 2011 (Americas Gold and Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)

Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver Corporation. He was formerly the President and Chief Executive Officer of Americas Silver Corporation and U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently the Chairman of Barksdale Resources Corp.

Common Shares Held		507,623

Other Securities Held
Type		Securities Held (#)
RSUs (cash or share settled)		N/A
DSUs		N/A
Options Held		3,335,000

Board and Committee Membership 2022	Attendance	Other Public Board Memberships
Board	5 of 5	Barksdale Resources Corp.

CHRISTINE CARSON
Director Ontario, Canada
Age: 51	Status: Independent	Director since: May 13, 2022

Ms. Carson is the sole founder and CEO of Carson Proxy Advisors Ltd., a proxy solicitation firm that specializes in executing shareholder communications, proxy solicitation and corporate governance strategies for Canadian public companies.  She has spent over 20 years advising publicly traded companies on a wide variety of special situations and issues, including proxy battles, hostile take overs, M&A, consent solicitations, corporate governance, executive compensation, and shareholder proposals. She has counseled numerous Boards of Directors, CEOs, corporate secretaries, corporate counsels, investor relations professionals and has spoken at industry conferences on the complexities of influencing shareholder voting in Canada.  Prior to founding Carson Proxy, Ms. Carson was involved in establishing two successful proxy solicitation firms and a Transfer and Trust Company in Canada.

Common Shares Held			N/A

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)			N/A
DSUs			82,314
Options			400,000

Board and Committee Membership 2022		Attendance	Other Public Board Memberships
Board		3 of 3*	N/A

*Ms. Carson joined the Board in May 2022 and attended all meetings held in 2022 since she joined.

ALEX DAVIDSON
Chairman of the Board and Director Ontario, Canada
Age: 71	Status: Independent
Director since: July 6, 2011
(Chairman of the Board of Directors since May 2016; Americas Gold & Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In November 2022 it as announced that Mr. Davidson would be inducted into the 2023 Canadian Mining Hall of Fame in recognition of his inspiring achievements and visionary leadership to elevate the stature of Canadian mining at home and abroad. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees. Mr. Davidson is a member of the Compensation & Corporate Governance Committee and the Sustainability & Technical Committee. Mr. Davidson is also currently a director of Pan American Silver Inc. (following its acquisition of Yamana Gold Inc.), Capital Drilling Ltd. and Nulegacy Gold Corporation.

Common Shares Held		170,372

Other Securities Held
Type		Securities Held (#)
DSUs		385,103
Options		865,000

Board and Committee Membership 2022	Attendance	Other Public Board Memberships
Board (Chair) CCG Committee S&T Committee	5 of 5 2 of 2 3 of 3	Capital Drilling Limited NuLegacy Gold Corporation Pan American Silver Inc.

ALAN R. EDWARDS
Director Arizona, United States
Age: 65	Status: Independent
Director since: June 23, 2011
(Americas Gold and Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since June 23, 2011)

Mr. Edwards serves on the board of directors and has more than 40 years of diverse mining industry experience, including various executive and director roles. He is currently the President of AE Resources Corp., and also serves on the board of directors for Entrée Resources Ltd., and Arizona Sonoran Copper Company Inc. Mr. Edwards was also formerly a director and Chairman of the board of directors of AuRico Gold Inc., AQM Copper Inc., Oracle Mining Corp. (where he was also the Chief Executive Officer), Rise Gold Corp., and a director of Orvana Minerals Corp. He was also the President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corp.

Mr. Edwards also served as COO of Apex Silver Mines Corp., where he directed the engineering, construction and development of the San Cristobal project in Bolivia. He has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona. Mr. Edwards is the Chairman of the Sustainability & Technical Committee.

Common Shares Held		20,597

Other Securities Held
Type		Securities Held (#)
DSUs		254,709
Options		865,000

Board and Committee Membership 2022	Attendance	Other Public Board Memberships
Board S&T Committee (Chair)	5 of 5 3 of 3	Entrée Resources Ltd. Arizona Sonoran Copper Company Inc.

BRADLEY R. KIPP
Director Ontario, Canada
Age: 59	Status: Independent	Director since: June 12, 2014 (Americas Gold and Silver since September 3, 2019; Americas Silver since June 12, 2014)

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold and Silver (since June 2014); a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions), a director of Shiny Health & Wellness Corp. (previously ShinyBud Corp.) (TSXV:SNYB); resigned as CFO of Shiny Health & Wellness Corp. in March of 2022.

Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held			N/A

Other Securities Held
Type			Securities Held (#)
DSUs			229,526
Options			865,000

Board and Committee Membership 2022		Attendance	Other Public Board Memberships
Board Audit Committee (Chair)		5 of 5 4 of 4	Shiny Health & Wellness Corp.

GORDON E. PRIDHAM
Director Ontario, Canada
Age: 68	Status: Independent
Director since: November 10, 2008
(Americas Gold and Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)

Mr. Pridham is currently Principal of Edgewater Capital. Formerly, he served as Chairman of the board of directors of U.S. Silver & Gold Inc., CHC Student Housing Inc., Orvana Minerals Corp. and Newalta Corp. Mr. Pridham also served as a director for Roxgold Inc., Titanium Corp., Western Prospector Group Ltd., and Norrock Realty Corp. He is currently on the advisory board for Enertech Capital, a clean tech venture fund. Recent activities include the merger of Newalta Corporation with Tervita Corporation as Chairman, the merger of US Silver & Gold Inc. with RX Gold & Silver Inc. as Chairman, sale of Norock Realty Corp. to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in corporate banking, investment banking and capital markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program. Mr. Pridham is a member of the Audit Committee and a member of the Compensation & Corporate Governance Committee.

Common Shares Held			28,161

Other Securities Held
Type			Securities Held (#)
DSUs			194,716
Options			865000

Board and Committee Membership 2022		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee		4 of 5 4 of 4 2 of 2	N/A

MANUEL RIVERA
Director Mexico, Mexico
Age: 50	Status: Independent	Director since: August 2, 2017 (Americas Gold and Silver since September 3, 2019; Americas Silver since August 2, 2017)

Mr. Rivera is the President and Founder of NEKT Group, an investment firm focused on investment and deployment of Cybersecurity solutions in the Americas. He is also the co-founder and non-executive President of MediaSurf, a digital and out-of-home media company (owner of Business Insider Mexico) based in Mexico City.

With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that, under his leadership, was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America. Grupo Expansión was successfully sold in 2017.

Mr. Rivera served as Co-chair of the Global Future Council for Media and Information of the World Economic Forum; he serves on the Board of Mexico’s largest newspaper El Universal, and also served as Chairman of the Board for Make-A-Wish Mexico. Mr. Rivera is a Chemical Engineer, with an MBA and is currently a Masters in Cybersecurity candidate.

Mr. Rivera is a member of the Sustainability & Technical Committee.

Common Shares Held			N/A

Other Securities Held
Type			Securities Held (#)
DSUs			163,740
Options			890,000

Board and Committee Membership 2022		Attendance	Other Public Board Memberships
Board S&T Committee		5 of 5 2 of 3	N/A

LORIE WAISBERG
Director Ontario, Canada
Age: 82	Status: Independent	Director since: July 6, 2011 (Americas Gold & Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Waisberg is a corporate director currently serving as a director of Metalex Ventures Ltd. He previously served as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., Arcan Resources, and Chemtrade Logistics Income Fund.

Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors. Mr. Waisberg is the Chairman of the Compensation & Governance Committee and a member of the Audit Committee.

Common Shares Held			618

Other Securities Held
Type			Securities Held (#)
DSUs			279,749
Options			865,000

Board and Committee Membership 2022		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee (Chair)		5 of 5 4 of 4 2 of 2	Metalex Ventures Ltd.

 Corporate Cease Trade Orders, Bankruptcies and Insolvencies

 Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)	is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)
was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or executive officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Edwards, a Board member of the Company and a Nominee, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor

The current auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario (“PwC”).  At the Meeting, the holders of Common Shares will be requested to appoint PwC as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Additional information with respect to external auditor fees for past services is available in our annual information form for the year ended December 31, 2022 under the heading “Audit Committee – External Auditor Service Fees”, which can be accessed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company knows of no other matters to be brought before the Meeting.  If any amendment, variation or other business is properly brought before the Meeting, the enclosed Form of Proxy and Voting Instruction Form confers discretion on the persons named on the Form of Proxy to vote on such matters.

***

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, the Company’s executive compensation policies and practices, including information about the compensation of the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2022 (collectively the “NEOs”) are discussed in this section.

Compensation Discussion and Analysis

Compensation Philosophy and Policy

The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of Management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:
(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives; and
(iii)	long-term appreciation of the Company’s share price.

Role of the Compensation and Corporate Governance Committee

The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon E. Pridham, and Alex Davidson, each of whom is “independent” within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company (see “Item 2 – Business of the Meeting – Election of Directors”) for detailed biographical information of the CCG Committee members.

The CCG Committee is responsible for oversight of the Company’s compensation policies and practices in support of the Company’s business strategy.  Among other things, the Compensation Committee is generally responsible for:

a.	recommending to the Board long-term goals and objectives of the Company (in consultation with the CEO) and evaluating the CEO’s performance in light of those goals and objectives;
b.	making recommendations to the Board with respect to the CEO’s compensation;
c.
reviewing (in consultation with the CEO) and recommending to the Board the process, criteria used to evaluate the performance of senior management and the compensation associated therewith (including incentive compensation plans, equity-based plans, terms of employment agreements, severance arrangement, and change in control arrangements or provisions, and any special or supplemental benefits);

d.	ensuring appropriate succession planning systems and processes relating to senior management;
e.
developing and overseeing compensation guidelines and structures for the Board and Management including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards;

f.	developing and overseeing pension and benefit plans and share ownership guidelines;
g.	making recommendations to the Board with respect to the compensation of directors;
h.	fixing and determining awards to employees of units or stock or stock options pursuant to the company’s equity or non-equity based plans;
i.	overseeing the Company’s human resources policies and programs (in consultation with Management); and
j.	reviewing all executive compensation disclosure prior to public dissemination.

The CCG Committee is authorized to investigate any matter under its responsibility, to seek any information it requires from any employee or contractor and to obtain, at the cost of the Company, outside professional advice if it considers it appropriate to do so.  The CCG Committee meets at least twice a year and conducts an annual self-assessment of its performance and its charter.

Compensation Review Process

On an annual basis, the CCG Committee’s business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time-based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its annual review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. In addition, the CCG Committee is authorized to retain the services of an independent compensation consultant to fulfill its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above-mentioned practices and data as well as internal data and recommendations provided by the CEO.  The review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees – Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

Compensation Consultant

From time to time, the CCG Committee engages the services of an independent executive compensation consulting firm that is intended to represent the interests of Shareholders when advising the CCG Committee and the Board in its review. The CCG Committee takes such consultant’s reports and recommendations, as provided, into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve. The Company did not engage a compensation consultant for fiscal 2022.

Elements of Executive Compensation

The Company’s executive compensation program consists of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of Options and RSUs; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT
Base Salary
Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives - Stock Options and Restricted Share Units
The granting of Options is a variable component of compensation intended to reward the Company’s executive officers and directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. RSUs are time-based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with Shareholders and support long term Company objectives.

Other Compensation
The Company’s benefit plans provide financial coverage in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals, such as the execution and implementation of the Company’s stated objectives and plans, with variable compensation in the form of an annual bonus or short-term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO.

The incentive bonus plan for the Company leadership team has historically consisted of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity, respectively. In a typical year, several corporate performance factors are considered, including total shareholder return measured against comparable companies, guidance and other objective mining industry metrics including the safety of our workers.  When set, individual objectives are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board.

Any bonuses awarded in early 2023 for 2022 performance were determined by considering a number of factors, including the following corporate performance factors (results in italics):

(i)
total shareholder return – as measured against nine other comparable companies, with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2022 – (3rd performer);[1]

(ii)
achieving guidance for silver production, silver equivalent production and “all-in” cost guidance with bonus opportunity measured on a sliding scale – (silver production was not achieved but silver equivalent production was achieved as was cash costs and all-in sustaining cost);[2]

(iii)	strengthen balance sheet – improve working capital at year-end – (not achieved);

(iv)
an overall 10% reduction in the company safety incidents as measured by reportable Lost Time Incident Frequency Rate and Medical Aid Incident Frequency Rate at Galena Complex and Cosalá – (Achieved at the Galena Complex, not achieved at Cosalá due to several restart challenges in Q1);

(v)	Cosalá – maintain continuous 12 month production period; finalize stable union bargaining agreement; file ESG Report – (Achieved);

(vi)
Galena – complete installation of Galena hoist and achieve total silver resources to 200 million ounces – (Hoist installation achieved but commissioning not achieved until 2023, over budget and behind schedule, Silver resources achieved);

(vii)	Relief Canyon – complete metallurgical testing with recommendation to Board to keep, build or sell – (Achieved);

(viii)	Complete updated San Felipe PEA using higher zinc prices – (Completed, but post year end).

A summary of bonus opportunity and the assessment for 2022 with respect to the Company’s corporate objectives is set forth below.

OBJECTIVES	CORPORATE								TOTAL %
	Total Shareholder Return %	Production/ Costs Guidance %	Balance Sheet %	Safety/ Compliance %	Cosalá %	Galena %	Relief Canyon %	San Felipe %
Bonus Opportunity	20	20	15	10	12.5	12.5	5	5	100
Assessment	26.6	30	0	6	9.5	9	5	2.5	92.1

(1)
 The comparable companies used for 2022 were as follows:  Alexo Resources, Avino Gold and Silver, Aya Gold & Silver, Elevation Mining, Excellon Resources, Gatos Silver, Great Panther Silver, Impact Sliver, McEwen Mining.  These companies were chosen based on their similarities to the Company including size, stage of development, production, and location of operations.

(2)
The Company’s guidance for 2022 was production of 1.4 to 1.8 million silver ounces and 4.8 to 5.2 million silver equivalent ounces at cash costs of $0.77 per silver ounce and all-in sustaining costs of $9.63 per silver ounce.  Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition.  For further information and detailed reconciliations, please refer to the Company’s 2022 year-end and quarterly MD&A.

For 2023 the CCG Committee and Board has approved objectives that are 100% “corporate” in nature and shared by all members of senior management. These objectives generally include the items referenced above – more specifically: shareholder return; guidance targets; balance sheet health; safety performance; Cosalá continuity; and Galena Hoist operation.

Longer Term Incentives – Option Based Awards and Restricted Share Units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with those of Shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) was most recently amended, restated and approved by shareholders at the annual and special meeting of Shareholders held on June 29, 2022 (the “2022 Company Meeting”). The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

As part of its annual compensation review, the Company granted options to its management (including NEOs) and Board on January 12, 2023. A summary of details of the grants made in 2022 are set out below:

•
February 23, 2022 – 1,350,000 Options granted to independent directors (225,000/director) and 2,100,000 Options granted to officers and certain employees with an exercise price of $1.24.  These options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

•
August 11, 2022 – 150,000 Options granted to Christine Carson as a new member of the Board of Directors with an exercise price of $0.71.  The options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

•
December 9, 2022– 150,000 Options granted to Chris McCann as a new officer of the Company with an exercise price of $0.71.  The options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

All such Options vest immediately upon a change of control of the Company, subject to required approvals, or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

Officers, directors, employees and consultants of the Company are eligible to participate in the Stock Option Plan. Options issued thereunder allow participants (“SOP Participants”) to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. The purpose of the Stock Option Plan is to improve the Company’s long-term financial success by closely aligning the SOP Participants’ personal interests with those of the Company’s shareholders.

For the purposes of the Stock Option Plan, the option price shall be established at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on TSX or the NYSE American LLC (“NYSE American”), as applicable, immediately preceding the date of grant.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, applicable to the exercise of an Option, including, without limitation, vesting and performance conditions and the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option.

Options may not be transferable or assignable, in whole or in part other than if a SOP Participant dies. If a SOP Participant dies while an eligible person, the legal representative of the SOP Participant may exercise the SOP Participant’s Options on or before the earlier of the expiry date of the Option and the date that is twelve months after the date of the SOP Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

Except as otherwise determined by the Board, if a SOP Participant ceases to be an eligible person for any reason whatsoever other than death, each Option held by the SOP Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the date on which a such SOP Participant ceases to be an eligible person in any capacity. If any portion of an Option is not vested by the such date, that portion of the Option may not under any circumstances be exercised by the SOP Participant.

In lieu of paying the aggregate exercise price to purchase Common Shares as contemplated in the Stock Option Plan, a SOP Participant may elect to receive, without payment of cash or other consideration, except as required the Stock Option Plan and upon surrender of the applicable portion of a then vested and exercisable Option to the Company, the number of Common Shares determined in accordance with the formula for a cashless exercise set out the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of Options, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant.  The maximum number of Common Shares issuable at any time and issued within any one-year period to any insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

In addition, pursuant to the Stock Option Plan (i) the maximum aggregate number of Common Shares reserved for issuance to all non-executive directors under the Stock Option Plan and all other security-based compensation arrangements of the Company is limited to 1% of the total number of Common Shares then issued and outstanding, (ii) the maximum value of Options granted under the Stock Option Plan to any non-executive director in a one-year period is limited to CDN $100,000, and (iii) the maximum aggregate value of all awards granted under the Stock Option Plan to any non-executive director combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period is limited to CDN $150,000.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

Subject to applicable regulatory approval and without limiting the generality of the foregoing, the Board may, in its discretion, without the consent of any SOP Participant, make the following amendments to the Stock Option Plan or an Option granted under the Stock Option Plan, as applicable, without obtaining approval of any shareholder of the Company:

(i)
Amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with applicable laws and regulatory requirements, including the requirements of the TSX or NYSE America, as applicable, in place from time to time;

(ii)	Amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan;
(iii)	Amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the vesting schedule;
(iv)	The addition of, and subsequent amendment to, any financial assistance provision;
(v)	Amendments to the termination provisions of Options or the Stock Option Plan which do not entail an extension beyond the original expiry date;
(vi)	The addition of a cashless exercise feature, payable in cash or securities;
(vii)
amendments ensuring that the Options granted under the Stock Option Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a SOP Participant to whom an Option has been granted may from time to time be resident or a citizen;

(viii)	amendments to the Stock Option Plan that are of a “housekeeping” nature; and
(ix)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the TSX or NYSE America, as applicable.

The Board may not, without the approval of the Company’s shareholders, make amendments to the Stock Option Plan or an Option granted under the Stock Option Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Stock Option Plan;
(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Stock Option Plan;
(iii)	any cancellation and reissue of Options or other entitlements;
(iv)
any change to the definition of “Eligible Person” set out in the Stock Option Plan where such change may permit non-executive directors to participate on a discretionary basis under the Stock Option Plan;

(v)	an amendment to the prohibition on transferring or assigning Options under the Stock Option Plan;
(vi)	an amendment to the amendment provisions of the Stock Option Plan so as to increase the ability of the Board to amend the Stock Option Plan without the approval of the Company’s shareholders;
(vii)	an amendment that extends the term of Options beyond their original expiry; and
(viii)	any changes to the limits set out in Section 1.4 of the Stock Option Plan.

Restricted Share Unit Plan

The Board has adopted a restricted share unit plan (the “RSU Plan”) to allow the Company to settle grants in cash or by issuing Common Shares. The RSU Plan was most recently re-approved at the 2022 Company Meeting. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. To date, the Company has granted restricted share units (“RSUs”) in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; or (ii) as a cash conservation measure, in lieu of earned annual incentive cash bonuses awarded (based on predetermined performance targets) to executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant.

Employees of the Company and its affiliates and persons such other persons determined by the CCG Committee are eligible to participate in the RSU Plan. When vested, each RSU entitles a participant thereunder (a “RSU Participant”) to receive, subject to adjustments as provided for in the RSU Plan, one Common Share (subject to Shareholder approval of the RSU Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant. The vesting of each grant cannot extend beyond December 31st of the third calendar year after the year in which the grant occurred. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant. RSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

Subject to the Board’s discretion to accelerate vesting and the provisions of any applicable Award Agreement, upon the RSU Participant incurring a termination date prior to the RSU vesting date, all RSUs previously credited to such RSU Participant’s account, which did not become vested RSUs on or prior to the RSU Participant’s termination date, shall be terminated and forfeited as of such termination date.

For the purposes of the RSU Plan, the value of the RSU on the redemption date is the number of RSUs in the RSU Participant’s account times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such redemption date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. If the redemption date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any RSU Participant, amend or terminate the RSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any RSU Participant with respect to RSUs to which the RSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the RSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the RSU Plan and any Award Agreement;
(b)
amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan;
(d)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU awards may be made pursuant to the RSU Plan;
(e)	amendments to the RSU Plan that are of a “housekeeping” nature; and
(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the RSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

(a)	an increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;
(b)	any amendment to the amendment provisions in Sections 5.2.2 and 5.2.3 of the RSU Plan;
(c)	extension of the termination or expiry of an RSU Award;
(d)	the removal or increase of “Insider Participation Limits”;
(e)	any change that would materially modify the eligibility requirements for participation in the RSU Plan; and
(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.

The Board determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all full-award security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the RSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

When vested, each RSU entitles the RSU participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the redemption date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

Note that NEOs did receive certain cash payments in respect of previous years’ bonuses where they had elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately but may be redeemed only on a future date but otherwise immediately (i) in the event of a change in control of the Company, or (ii) upon the termination or death of the executive officer. In the event of termination, vested, cash settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

Deferred Share Unit Plan

The purpose of the Company’s deferred share unit plan (the “DSU Plan”) is to advance the interests of the Company and its affiliates by attracting and retaining highly competent persons as directors, to allow such persons to participate in the long-term success of the company and to promote a greater alignment of interests between the participants designated under the DSU Plan and the shareholders of the Company. The DSU Plan was most recently re-approved at the 2022 Company Meeting.  To date, DSUs have only been granted to the Company’s non-executive Directors in lieu of earned board fees.

The DSU Plan is administered by the CCG Committee under the supervision of the Board. Under the DSU Plan, the CCG Committee may grant deferred share units (“DSUs”) to directors who are not an employees or officers of the Company or any of its affiliates (“DSU Participants”, and each, a “DSU Participant”). The CCG Committee also determines the effective date of the DSU awards, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the CCG Committee considers appropriate, subject to confirmation by the Board.

Each DSU award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU awards are to be settled in the manner specified by the CCG Committee following the date the DSU Participant ceases to be a director of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director of the Company (the “Settlement Date”).

DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non-transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price (VWAP) of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of the death of a DSU Participant prior to the settlement of the DSUs credited to his or her account, the Board shall, cause to be delivered to the estate of the DSU Participant or such DSU Participant’s beneficiary, the cash payment or number of Common Shares such DSU Participant would have been entitled to.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any DSU Participant, amend or terminate the DSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the DSU Plan and any DSU award agreement;

(b)
amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;

(d)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU awards may be made pursuant to the DSU Plan;

(e)	amendments to the DSU Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the DSU Plan, applicable laws or applicable policies of the TSX.

 The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(a)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;

(b)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the DSU Plan;

(c)	extension of the termination or expiry of a DSU award;

(d)	the removal or increase of “Insider Participation Limits”;

(e)	any change that would materially modify the eligibility requirements for the participation in the DSU Plan; and

(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

The maximum aggregate value of DSU awards granted under the DSU Plan to any non-employee director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period will not exceed CDN$150,000. The foregoing limitation does not apply to grants of DSUs made in lieu of directors’ fees.

The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned.

 In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

Issued & Outstanding Securities

The Company may grant a maximum number of securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 21,142,815 Common Shares, representing 10% of Common Shares issued and outstanding (subject to the 10,571,407 Common Share sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). As of the Record Date, the Company has awarded outstanding securities of 16,270,000 options, no RSUs, and 1,275,792 DSUs representing approximately 7.70%, 0.00%, and 0.75% of the Common Shares issued and outstanding, respectively. The Company currently has a further 3,282,958 remaining securities available for grant representing approximately 1.55% of the Common Shares outstanding.

The following table sets forth the annual “burn rate” of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX's prescribed methodology:

		2022	2021	2020
Burn Rate(1)	Stock Option Plan	2.03%	2.61%	3.57%
	RSU Plan	0.00%	0.00%	0.24%
	DSU Plan	0.29%	0.25%	0.20%
(1)  The above burn rates have been calculated using the TSX’s prescribed methodology. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs or DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

***

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2022.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2) ($)(1)	Share- based awards(3) ($)	Option-based awards(4) ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti President, Chief Executive Officer and Director	2022	292,060	257,013	Nil	493,690	3,671	1,046,434
	2021	287,195	172,318	Nil	714,670	3,635	1,177,818
	2020	268,356	Nil	Nil	602,003	3,032	873,391
Daren Dell Chief Operating Officer	2022	242,102	159,788	Nil	256,019	950	658,859
	2021	239,329	107,698	Nil	402,251	811	750,089
	2020	233,630	Nil	Nil	399,586	438	623,654
Warren Varga Chief Financial Officer	2022	230,574	121,743	Nil	253,980	3,671	609,968
	2021	227,363	81,851	Nil	386,182	4,072	699,468
	2020	212,449	Nil	Nil	358,813	4,273	575,535
Peter McRae SVP Corporate Affairs & Chief Legal Officer	2022	219,045	72,285	Nil	270,261	3,671	565,262
	2021	215,396	64,619	Nil	426,136	3,979	710,130
	2020	201,267	Nil	Nil	358,807	4,009	564,083
Stefan Axell VP Corporate Development & Communications	2022	180,616	39,736	Nil	207,891	1,736	429,979
	2021	179,497	43,079	Nil	358,323	811	581,710
	2020	162,085	Nil	Nil	79,753	Nil	241,838
(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.3415 for 2020, 1.2535 for 2021 and 1.3011 for 2022.
(2)	Amounts posted represent cash payment of annual incentive plan for the respective year with amount typically paid early in the following year.
(3)	Amounts posted represent value of RSUs granted in respect of the covered year.
(4)
Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option-based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time.

***

 Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2022 granted by the Company to NEOs. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money Options (1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed (2)
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)
Darren Blasutti President and Chief Executive Officer	375,000 600,000 710,000 700,000	3.54 3.88 1.70 1.24	03/12/2024 18/12/2023 23/07/2024 23/02/2025	Nil Nil Nil Nil	Nil	Nil	Nil
Daren Dell Chief Operating Officer	300,000 300,000 400,000 350,000	3.54 3.88 1.70 1.24	03/12/2024 18/12/2023 23/07/2024 23/02/2025	Nil Nil Nil Nil	Nil	Nil	Nil
Warren Varga Chief Financial Officer	250,000 300,000 390,000 350,000	3.54 3.88 1.70 1.24	03/12/2024 18/12/2023 23/07/2024 23/02/2025	Nil Nil Nil Nil	Nil	Nil	Nil
Peter McRae SVP Corporate Affairs & CLO	250,000 300,000 510,000 325,000	3.54 3.88 1.70 1.24	03/12/2024 18/12/2023 23/07/2024 23/02/2025	Nil Nil Nil Nil	Nil	Nil	Nil
Stefan Axel VP Corporate Development & Communications	250,000 325,000 300,000 250,000	3.54 3.88 1.70 1.24	03/12/2024 18/12/2023 23/07/2024 23/02/2025	Nil Nil Nil Nil	Nil	Nil	Nil

(1)	Calculated based on the difference between $0.77, the closing price of the Common Shares on the TSX on December 31, 2022, and the exercise price of the options.
(2)
Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2022.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2022.

Name	Option-based awards- Value vested during the year(1)	Share-based awards- Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
	(CDN $)	(CDN $)	(CDN $)
Darren Blasutti President and Chief Executive Officer	Nil	Nil	334,400
Daren Dell Chief Operating Officer	Nil	Nil	207,900
Warren Varga Chief Financial Officer	Nil	Nil	158,400
Peter McRae SVP Corporate Affairs & CLO	Nil	Nil	94,050
Stefan Axell VP Corporate Development & Communications	Nil	Nil	51,700

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee. All amounts are paid in either cash or Shares.

Performance Graph

The following graph compares the total cumulative shareholder return for CAD $100 invested in Common Shares during the period commencing on January 1, 2018 and ending on December 31, 2022 with the cumulative total return of the S&P/TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF during the same period:

	Dec-18 (CDN $)	Dec-19 (CDN $)	Dec-20 (CDN $)	Dec-21 (CDN $)	Dec-22 (CDN $)
Americas Gold	49	89	89	22	17
S&P/TSX Composite Index	88	105	108	131	120
VanEck Vectors Junior Gold Miners ETF	89	124	159	123	104

Source: Bloomberg (adjusted price data)

(1)	VanEck Vectors Junior Gold Miners ETF is listed on the NYSE in USD. The index values were converted from USD to CAD using the average exchange rate for the date indicated.

During the period commencing on January 1, 2018 and ending on December 31, 2022, the Company’s cumulative Shareholder return trends generally performed comparably in terms of overall trends with the cumulative return of each of the S&P/TSX Composite Index and VanEck Vectors Junior Gold Miners ETF trends during the same period, however actual cumulative shareholder return for the Company did not, primarily due to the shareholder return experienced over calendar 2021 and 2022.   A portion of the executive officer compensation is always tied to the Company’s overall share performance.  Total compensation in 2018 was lower compared to other measured years. In fiscal 2020 there were no amounts paid in respect of incentive bonuses, and in 2021 and 2022 incentive based amounts in respect of retention were paid.  See “Elements of Executive Compensation – Annual Performance Based Incentive” at page 32 and “Summary Compensation Table” at page 46.  The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Corporation’s officers.

Termination and Change of Control Benefits

The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2022.

CEO and other NEOs

If the CEO, Mr. Blasutti, is terminated (without cause), his agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times (the “Multiple”) the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, the agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). Assuming the termination as noted above were to have occurred as of December 31, 2022, the estimated incremental cash payment to be made would be $1,098,147 (termination without just cause) and $1,168,242 (termination within 12 months of change in control).

If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata  bonus calculation for the period up to the date of termination; (ii) a  severance payment calculated at a Multiple of between 1 to 2 times2 the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the  highest  annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years . Assuming a termination occurred as of December 31, 2022, the estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga – $352,317 (termination without just cause) and $737,837 (termination within 12 months of change in control), Daren Dell – $401,890 (termination without just cause) and $847,359 (termination within 12 months of change in control), Peter McRae – $291,330(termination without just cause) and $657,136 (termination within 12 months of change in control) and Stefan Axell – $222,119 (termination without just cause) and $400,366 (termination within 12 months of change in control).

The calculations above do not include any amounts for pro rata bonus calculations in each case under section “(i)”.  If applicable, the incremental cash payment may also include any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed (in accordance with the terms of the grant).   Any unvested Options at the time of the change in control will vest immediately (in accordance with the terms of the grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e., generally 90 days after the date of termination).

2 The Multiple increases at a rate of one month for each completed year, up to a maximum of 1.5 or 2 times, as applicable.

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.
•	Currently all non-executive directors receive a monthly retainer of CDN $4,167 payable quarterly in arrears.
•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of CDN $2,000/day or as otherwise agreed by the CEO and Board from on a case-by-case basis
•	Directors who are employees of the Company receive no additional compensation for serving on the Board.
•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.

The Board fees (referenced above) remained unchanged for 2022 and such amounts are generally paid quarterly in arrears, in cash and DSUs.  Each Board member may elect to be paid in cash for up to 50% of their respective Board fees.

The Company pays the Chairman of the Board an annual retainer of CDN $25,000. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of the committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN (CDN $)	OTHER COMMITTEE MEMBERS (CDN $)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500

 The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year-ended December 31, 2022:

Director Compensation Table

Name of Director	Fees (paid in cash)	Share- based awards(2)	Option- based awards(3)	Non-equity incentive plan compensation	All other compensation	Total
	($)(1)(2)	($)	($)	($)	($)	($)(1)
Christine Carson	Nil	24,388	19,768	Nil	Nil	44,156
Alex Davidson	Nil	67,281	134,182	Nil	Nil	201,463
Alan R. Edwards	Nil	46,115	134,182	Nil	Nil	180,297
Bradley R. Kipp	24,979	24,979	134,182	Nil	Nil	184,140
Gordon E. Pridham	24,018	24,018	134,182	Nil	Nil	182,218
Manuel Rivera	22,097	22,097	139,279	Nil	Nil	183,473
Lorie Waisberg	Nil	67,500	134,182	Nil	Nil	201,682
(1)	All fees have been converted to U.S. funds using a conversion rate of 1.3011.
(2)
Fees earned may be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)
The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2022 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)(2)
Christine Carson(3)	150,000	0.71	11/08/2025	Nil	Nil	Nil	57,029
Alex Davidson	150,000	3.88	18/12/2023	Nil	Nil	Nil	340,854
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
Alan R. Edwards	150,000	3.88	18/12/2023	Nil	Nil	Nil	224,367
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
Bradley R. Kipp	150,000	3.88	18/12/2023	Nil	Nil	Nil	213,091
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
Gordon E. Pridham	150,000	3.88	18/12/2023	Nil	Nil	Nil	178,913
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
Manuel Rivera	150,000	3.88	18/12/2023	Nil	Nil	Nil	149,201
	90,000	3.54	03/12/2024	Nil
	175,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
Lorie Waisberg	150,000	3.88	18/12/2023	Nil	Nil	Nil	245,614
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
(1)
Calculated based on the difference between $0.77, the closing price of the Common Shares on the TSX on December 31, 2022, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2022.

(3)	Christine Carson was elected to the Board in May 2022.

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2022.

Name	Option-based awards- Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year
	(CDN $)	(CDN $)	(CDN $)
Christine Carson	Nil	43,912	Nil
Alex Davidson	Nil	262,458	Nil
Alan R. Edwards	Nil	172,763	Nil
Bradley R. Kipp	Nil	164,080	Nil
Gordon E. Pridham	Nil	137,763	Nil
Manuel Rivera	Nil	114,885	Nil
Lorie Waisberg	Nil	189,123	Nil
(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2022.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company’s securities.

Anti-Hedging and Anti-Pledging Policy

The Company’s insider trading policy prohibits Directors, NEOs and all employees from engaging in various hedging and derivatives transactions in respect of securities issued by the Company.

Share Ownership Policy for Directors and NEOs

The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 50% and up to 100% of each director’s annual retainer is payable in DSUs, thus ensuring that the interests of directors and Shareholders are aligned.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share Units”. The Stock Option Plan is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and has been posted to the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2022.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (CDN $)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	12,366,667	$2.40	3,932,326
Equity Compensation Plans Approved By Shareholders – DSUs(1)	1,409,069	N/A	469,675
Equity Compensation Plans Approved By Shareholders – RSUs(2)	N/A	N/A	250,000
Total	13,775,736	$2.40	4,652,001
(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2)	RSUs granted as deferred payment of annual incentive bonus for officers.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of CDN $40,000,000. This policy is in effect until May 1, 2024 for an annual premium of CDN $1,396,978.

The by-laws of the Company provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

 The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board is currently comprised of eight (8) directors: Darren Blasutti, Christine Carson, Alex Davidson, Alan R. Edwards, Bradley R. Kipp, Gordon E. Pridham, Manuel Rivera and Lorie Waisberg. As detailed under “Item 2 – Election of Directors” if each of the Nominees are elected at the Meeting, the Board will continue to be comprised of eight directors.

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, seven Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Christine Carson	Independent	N/A
Alex Davidson(1)	Independent	N/A
Alan R. Edwards	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Manuel Rivera	Independent	N/A
Lorie Waisberg	Independent	N/A
(1)	Chairman of the Board of Directors since May 2016.

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent because of his position as CEO.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:
(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2022 had in-camera sessions without management present;

(c)	under the Company’s articles of Incorporation, any one director may call a Board meeting;

(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with Management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire, and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time.

The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2022 to December 31, 2022).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Darren Blasutti	5 of 5
Christine Carson*	3 of 3
Alex Davidson	5 of 5		3 of 3	2 of 2
Alan R. Edwards	5 of 5		3 of 3
Bradley R. Kipp	5 of 5	4 of 4
Gordon E. Pridham	4 of 5	4 of 4		2 of 2
Manuel Rivera	5 of 5		2 of 3
Lorie Waisberg	5 of 5	4 of 4		2 of 2

*Ms. Carson joined the Board in May 2022 and attended all meetings held in 2022 after she joined.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of Management and other non-independent board members. Independent directors are also free to meet separately at any time or to require Management to withdraw during certain discussions.

Board Mandate

A copy of the Board’s written mandate, which was confirmed on April 30, 2021 (“Board Mandate”) and sets out the responsibilities and duties of the directors as well as the directors’ expectations of Management, is available on the Company’s website at https://www.americas-gold.com/corporate/corporate-governance/ and is attached as Schedule “A” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC or any stock exchanges on which the Company’s shares are listed.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board, in conjunction with the CCG Committee and Mr. Blasutti, have developed a written position description for the President and CEO.

Other Company Directorships

The following current directors of the Company presently serve as directors of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Position
Darren Blasutti	Barksdale Resources Corp.	Chairman
Christine Carson	None	N/A
Alex Davidson	Capital Drilling Limited NuLegacy Gold Corporation Pan American Silver Inc.	Director Director Director
Alan Edwards	Entrée Resources Ltd. Arizona Sonoran Copper Company Inc.	Director Director
Bradley Kipp	Shiny Health & Wellness Corp.	Director
Gordon Pridham	None	N/A
Manuel Rivera	None	N/A
Lorie Waisberg	Metalex Ventures Ltd.	Director

Orientation and Continuing Education

The Board and Management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by Management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code (defined below) and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with Management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting – Election of Directors” for a description of the current principal occupations of the members of the Board.

Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates, as was done in 2017 prior to the appointment of Mr. Rivera. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, and in any event on an annual basis, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current Management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity (including Designated Groups)3. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company.  The Board does not have a mandatory term limit or age limit policy, but has had renewal through its merger transactions including the merger with Pershing Gold in the last 5 years.  In conjunction with the annual Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.  Given the Company’s current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that term or age limits are required or appropriate for the Company at this time.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, the Board has adopted a formal written board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. In considering “diversity”, the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, Aboriginal status, visible minority status, religion, education, sexual orientation, political belief, or disability. The Board, in consultation with the CCG Committee, will develop, where possible, measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board is responsible for monitoring the progress of the objectives through evaluation and annual reporting.

According to the Diversity Policy, in filling Board and executive officer vacancies, a minimum of one candidate considered for each applicable position will be a woman or otherwise a member of a Designated Group.  The requirement has been applied in the Company’s director searches and, as a result at the date of this Circular, there is one female director on the Board (12.5%) and one other member of a Designated Group (12.5%).  As of the date of the Circular no members of a Designated Group hold a position as an executive officer of the Company.  In considering the composition of the Board or Management on an ongoing basis, emphasis will ultimately be based on ensuring the selection of the best qualified candidates available at the time given the needs and circumstances of the Board.  While the Company has not adopted formal targets regarding the number of women or Designated Group members to be elected to the Board or to be appointed to executive officer positions, the Board and management intends to continue to increase Designated Group diversity of the Board as it refreshes its membership to add new members.  The Company will ensure that the Diversity Policy will be applied on an ongoing basis when determining the composition of the Board and management. This policy is reviewed on a yearly basis.

3 “Designated Groups” as defined under Section 3 of the Employment Equity Act (Canada) and includes women, Aboriginal peoples, persons with disabilities, and members of visible minorities.  “Visible minorities” according to Statistics Canada, the visible minority population consists mainly of the following groups: South Asian, Chinese, Black, Filipino, Latin American, Arab, Southeast Asian, West Asian, Korean and Japanese.

Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from Management at meetings of the Board or its committees throughout the year as necessary. The Company plans to undergo a more extensive risk identification and analysis process, on a periodic basis, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and the Board. Following consideration of the information provided by Management, the Board will provide feedback and make recommendations, as needed.

Sustainability Performance

In March 2021, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability.” This report focused on the Company’s Environmental, Social, and Governance (ESG) strategy, management, policies, and performance at the Cosalá Operations between January 1, 2018, and January 31, 2020, highlighting overall the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa. The Company’s disclosure in this report was centered on the five key pillars of its corporate responsibility strategy, including governance and business ethics, our people, health and safety, environmental stewardship, and community involvement. The Company also affirmed its commitment to make annual sustainability reporting a key component of its ongoing sustainability strategy. In accordance with best business practices, the report accounted for the Company’s fulfillment of its labour commitments, as well as the environmental, social, safety, and economic impacts in the community where the Cosalá Operations are located.

In June 2022, the second sustainability report for the Cosalá Operations, “Commitment to Sustainability” was released covering the period from January 1, 2021 to December 31, 2021. The report stated that while there was limited information disclosed due to the illegal blockade which halted operations until the end of Q4 2022, it included information regarding the restarting of the operations and also highlighted the support provided by the Mexican and Canadian governments along with the Company’s employees to reopen the operations at Cosalá. The report also focused on the Company’s ESG strategies and the reaffirmation of its commitment to continue working within a framework of responsible mining that contributes to the growth of the community through employment and local procurement.

As part of the Company’s commitment to make annual sustainability reporting a key component of its ongoing sustainability strategy, this year’s report is expected to be posted during Q2 2023. In addition, the Company plans to document and review the sustainability results at its Galena Complex in the coming year.

Key highlights of the Company’s ESG performance at the Cosalá Operations and the full text of the reports are available on the Company’s website. The content of the Company’s website and information accessible through the website do not form part of this Circular.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as re-approved April 30, 2021 by the Board (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Code is available on the Company’s website, https://www.americas-gold.com/corporate/corporate-governance/. and on the Company’s SEDAR profile at www.sedar.com.

All directors, officers and employees are expected to comply with the Code, and sign off annually on the Code, reaffirming their commitment to upholding and acting in accordance with the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, the Company’s directors and senior officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Shareholder Engagement

The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. Throughout the year, the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its Shareholders. The Company has had success engaging with its shareholders to understand their questions or concerns and remains committed to these efforts on an ongoing basis.  In 2023, the Company will continue to engage with its shareholders through, among other things, holding regular quarterly earnings conference calls that any Shareholder may attend or access on the Company’s website, and arranging for one-on-one meetings with its institutional shareholders on a regular basis, with such meetings being conducted in accordance with the Company’s Disclosure and Securities Trading Policy.

Whistleblower Policy

The Board has adopted a Whistleblower Policy that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

 Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on April 30, 2021 a copy of which is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:
•	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;
•	Communicating with all market participants; and
•
Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter is reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon E. Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is under the heading “Audit Committee Information” of the Company’s Annual Information Form dated March 30, 2023, and is available under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Audit Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Alan R. Edwards (Chair), Alex Davidson and Manuel Rivera. All members are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing and monitoring sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas.  The S&T Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in the matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, executive officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be found under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2022, the notes appended thereto, and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which can be obtained upon request to the Company, or by going to the Company’s SEDAR profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

***

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 11th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

Americas Gold and Silver Corporation

FORWARD-LOOKING STATEMENTS

Statements contained in this Circular that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Circular, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Circular and its appendices describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this Circular include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; the Company’s test work (and receipt of the results thereof), production, development plans and performance expectations at the Relief Canyon mine and its ability to operate, finance, develop and operate Relief Canyon, including the timing and conclusions of the technical studies, data compilation and analysis occurring at Relief Canyon and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to completion of the Galena hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; material uncertainties that may impact the Company’s liquidity in the short term; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Circular include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, and the Galena Complex, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

Americas Gold and Silver Corporation

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this Circular represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this Circular are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Circular. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s Annual Information Form dated March 30, 2023, which filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Americas Gold and Silver Corporation	Board Mandate

SCHEDULE “A”

BOARD MANDATE

(See attached)

Americas Gold and Silver Corporation	Board Mandate

BOARD MANDATE
AMERICAS GOLD AND SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Gold and Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)
Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)
Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;

(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

(iv)	Implement senior management succession plans;

(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);

(vi)
Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosure policy;

(viii)	Oversee the Company’s auditing and financial reporting functions;

(ix)	Oversee the Company’s internal control and management information systems;

(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(xi)	Review and decide upon material transactions and commitments;

Americas Gold and Silver Corporation	Board Mandate

(xii)
Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

(xiv)	Evaluate the overall effectiveness of the Board and its committees.

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:
(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;

(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;

(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;

(iv)	Establishing a calendar for holding meetings of the Board;

(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(vi)	Ensuring that Board materials are available to any director on request;

(vii)	Fostering ethical and responsible decision making by the Board and its individual members;

(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(ix)	Facilitating effective communication between members of the Board and management; and

(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c)
Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

Americas Gold and Silver Corporation	Board Mandate

(d)
Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)
Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

(f)
Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)
Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)
Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3.	Director Qualification Standards
(a)
Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)
Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director. The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)
Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

Americas Gold and Silver Corporation	Board Mandate

(d)
Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

(e)
Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)
Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(h)
Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education

(a)
Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s  significant locations of operation.

Americas Gold and Silver Corporation	Board Mandate

(b)
Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors

(a)
Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

(b)
Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings

(a)
Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)
Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)
Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)
Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.

(f)
Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

7.	Board Committees
(a)
To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)
Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	The Board’s Expectations of Management – The Board expects that management will, among other things:

(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan and budget;

(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on April 30, 2021

Annex A

Matters Requiring Board Approval

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.
Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g., exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.

7.	Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if
(a)	the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

Americas Gold and Silver Corporation	Board Mandate

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Company’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.

18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).

19.
Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants  in similar positions or with similar status.

20.
The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required

22	Any other matter specified by the Board as requiring its prior approval.